United States securities and exchange commission logo





                            January 12, 2024

       Mark Cloutier
       Chief Executive Officer
       Aspen Insurance Holdings Limited
       141 Front Street
       Hamilton, HM19
       Bermuda

                                                        Re: Aspen Insurance
Holdings Limited
                                                            Registration
Statement on Form F-1
                                                            Filed December 20,
2023
                                                            File No. 333-276163

       Dear Mark Cloutier:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, have presented
or expect to present to potential investors in reliance on Section
                                                        5(d) of the Securities
Act, whether or not you retained, or intend to retain, copies of those communications.
Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the
materials, if any, to us for our review.
   2. Please revise your business, risk factors and management's discussion and analysis sections to discuss any
geographic concentrations and discuss the ways in which these risks are managed. As
an example only, we note your disclosure on pages 105 and 107 describing the negative
impact on your financial results due to Hurricane Ian.
 Mark Cloutier
FirstName  LastNameMark   Cloutier
Aspen Insurance  Holdings Limited
Comapany
January 12,NameAspen
            2024       Insurance Holdings Limited
January
Page 2 12, 2024 Page 2
FirstName LastName
3.       Please revise your cover page, summary, and risk factors sections to disclose
         your multiple class share structure (common shares and various preferred shares, such as fixed-to-floating rate perpetual non-cumulative preference Shares ( AHL PRC
         Shares   ), 5.625% perpetual non-cumulative preference shares (   AHL
PRD Shares   ), and
         5.625% perpetual non-cumulative preference shares (   AHL PRE Shares
) represented by
         depositary shares) and explain the nature of the disparate voting rights and the risks the structure presents to investors.
4.       We note that throughout the prospectus you often describe the industry
and
         your performance using compound annual growth rate ("CAGR"). Because
CAGR
         only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
5.       We note the statement on page 18 that "Lloyd   s is the world   s
largest specialty insurance
         marketplace." We also note the discussion of your syndicate, recent changes to your strategy with respect to the Lloyd's market, and the cross reference on page 47 to the term
         "Funds at Lloyd's." Please revise the summary section to explain the Lloyd's market in plain English as well as your participation and financial relationships with and obligations to the market.
Management's Discussion and Analysis, page 122

6. Please revise to quantify the significant contributors to material changes where multiple factors generate such period-to-period changes, as well as the extent to which such changes are attributable to changes in prices or to changes in volume. As non-exclusive examples, we note the first two paragraphs on page 123 and the first paragraph after the table on page 134.
7. Please revise to address the trends in inflation, increasing rates and the "higher rate environment," as referenced elsewhere in your prospectus, including in the carryover risk factor on pages 31-32, the first risk factor on page 38, and pages 117 and 130. We also note references to trends in "higher economic uncertainty and inflation," for example on page 107. However, we are unable to locate further discussion of these uncertainties and trends responsive to Item 5.A. of Form 20-F. Please revise accordingly.
Liquidity and Capital Resources, page 145

8. Please revise to identify and summarize -- in quantified terms -- your principal sources of liquidity, including letters of credit, credit facilities and other sources, including those referenced on pages F-73 to F-76.
Business, page 160

9. We note that your website describes three business units -- insurance, reinsurance and capital partners -- but your prospectus only describes insurance and reinsurance business
 Mark Cloutier
FirstName  LastNameMark   Cloutier
Aspen Insurance  Holdings Limited
Comapany
January 12,NameAspen
            2024       Insurance Holdings Limited
January
Page 3 12, 2024 Page 3
FirstName LastName
         units. Please revise to address the capital partners unit or tell us why you do not believe such disclosure is material.
10. Please revise your business section to describe what percentage of your business is derived from the United States market and from international markets and provide a breakdown by business line as applicable.
Strong Balance Sheet, page 169

11. Please briefly explain your statement on page 170 that your "strong positioning as a go-
         forward business is supported by the LPT transaction with Enstar, which provides protection against deterioration on pre-2020 accident year carried reserves."
Conflicts Committee, page 177

12. Given the affiliation with Apollo, revise here or where appropriate to further clarify the policies and procedures applicable to material transactions between Aspen Holdings
         and/or its subsidiaries and Apollo or Apollo   s non-Aspen affiliates.
Clarify the size and
         type of transactions that the committee will be responsible for overseeing.
Exclusive Jurisdiction, page 212

13. We note that your forum selection provision identifies the Supreme Court of Bermuda as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to Securities
         Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Exhibits

14. Refer to your disclosure on page 201 under "Material Contracts and Related Party
         Transactions" section. Please file the investment management agreement with Apollo
         Asset Management Europe PC LLP, as an exhibit to your registration statement or tell us why you have not filed it.

         We remind you that the company and its management are responsible for the accuracy
 Mark Cloutier
Aspen Insurance Holdings Limited
January 12, 2024
Page 4

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Cloutier
                                                           Division of
Corporation Finance
Comapany NameAspen Insurance Holdings Limited
                                                           Office of Finance
January 12, 2024 Page 4
cc:       Robert A. Ryan, Esq.
FirstName LastName